Exhibit 99.87

CannTrust Holdings Inc.

To:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
And to:	Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
The Office of the Superintendent of Securities (Prince Edward Island)

Report on Voting Results:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of CannTrust Holdings Inc. (the “Company”) held on May 22, 2018 in Vaughan, Ontario (the “Meeting”). Each of the matters is described in greater detail in the Company’s management information circular dated April 12, 2018 (the “Circular”).

1.	Election of Directors. According to proxies received and a vote by show of hands, the nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed.

Election of Directors	For	Withheld	Percentage For	Percentage Withheld
Eric Paul	27,633,060	6,313,936	81.40%	18.60%
Mark Litwin	27,631,600	6,315,396	81.40%	18.60%
Mitchell Sanders	27,466,756	6,480,240	80.91%	19.09%
Norman Paul	33,756,482	181,514	99.47%	0.53%
Robert Marcovitch	30,405,238	3,541,758	89.57%	10.43%
Mark Dawber	33,934,038	12,958	99.96%	0.04%
Shawna Page	33,939,292	7,704	99.98%	0.02%

2.	Appointment of Auditors. According to proxies received and vote by show of hands, RSM Canada LLP (formerly Collins Barrow Toronto LLP) were appointed as the Company’s auditors for the ensuing fiscal year and the directors were authorized to fix the remuneration to be paid to the auditors.

Appointment of Auditors	For	Withheld	Percentage For	Percentage Withheld
RSM Canada LLP	35,080,608	9,249	99.97%	0.03%

There was no other business brought before the shareholders for a vote.

King regards,

/s/ Ian Abramowitz

Ian Abramowitz
Chief Financial Officer